Exhibit 21.1
Subsidiaries of Pulmonx Corporation

Name of Subsidiary	Jurisdiction of Organization
Pulmonx Australia Pty Ltd	Australia
Pulmonx France SAS	France
Pulmonx Global B.V.	The Netherlands
Pulmonx GmbH	Germany
Pulmonx Hong Kong Limited	Hong Kong
Pulmonx International Development	Cayman Islands
PulmonX International Sàrl	Switzerland
Pulmonx Italy Srl	Italy
Pulmonx UK Limited	United Kingdom